UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from                      to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan

Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee of the Cardinal Health 401(k) Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Cardinal Health 401(k) Savings Plan as of December 31, 2011 and 2010, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 21, 2012

Cardinal Health 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	December 31
	2011	2010
Assets
Plan’s interest in Master Trusts’ assets at fair value	$359,931,665	$1,811,671,228
Investments at fair value	1,418,320,464	—
Notes receivable from participants	59,506,444	53,969,182
Accrued income	117,468	—
Cash, non-interest bearing	1,039	—
Receivables:
Company contributions	1,763,501	42,395
Pending trades	121,979	—

Total receivables	1,885,480	42,395

Other assets	6,086,143	—

Total assets	1,845,848,703	1,865,682,805

Liabilities
Pending trades payable	245,399	—
Accrued fees	429,998	402,707

Total liabilities	675,397	402,707

Net assets reflecting investments at fair value	1,845,173,306	1,865,280,098
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,625,703)	(8,655,333)

Net assets available for benefits	$1,832,547,603	$1,856,624,765

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income (loss):
Plan’s interest in Master Trusts’ net investment income	$26,335,421	$203,713,174
Net depreciation in fair value of investments	(67,678,134)	—
Interest and dividends	29,262,527	—

Total investment (loss) income	(12,080,186)	203,713,174
Interest income on notes receivable from participants	2,706,972	2,855,627
Contributions:
Company	59,664,925	86,561,983
Participant	78,134,682	73,648,787
Rollovers	7,592,991	6,018,233

Total contributions	145,392,598	166,229,003

Total additions	136,019,384	372,797,804

Deductions from net assets attributed to:
Benefits paid to participants	165,522,897	172,234,712
Administrative expenses	1,779,256	1,630,442

Total deductions	167,302,153	173,865,154

Net (decrease) increase prior to litigation settlement and transfers	(31,282,769)	198,932,650
Shareholder Securities Litigation and SEC Investigation settlement proceeds	1,119,464	—

Net (decrease) increase prior to transfers	(30,163,305)	198,932,650
Net assets transferred from other qualified plans	6,086,143	81,354,041

Net (decrease) increase	(24,077,162)	280,286,691

Net assets available for benefits:
Beginning of year	1,856,624,765	1,576,338,074

End of year	$1,832,547,603	$1,856,624,765

The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

General

The Cardinal Health 401(k) Savings Plan (the “Plan”) is a defined contribution plan covering substantially all U.S. employees of Cardinal Health, Inc. (the “Company”) and certain of its subsidiaries not covered by a collective bargaining agreement upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (the “Main Master Trust”), the Cardinal Health Balanced Fund (the “Balanced Master Trust”), and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) were established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the master trusts.

Effective January 1, 2011, the Plan was amended and restated to comply with recent changes in the Internal Revenue Code (the “Code”) and certain legislative and regulatory changes.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.

Fidelity Management Trust Company (“Fidelity”) serves as the Plan trustee, record keeper and asset custodian.

Kinray, Inc. 401(k) Plan Merger

The Kinray, Inc. 401(k) Plan (the “Kinray Plan”) was merged into the Plan effective as of December 30, 2011, as permitted by the Plan document. Effective January 1, 2012, eligible employees of Kinray, Inc. could participate in the Plan. See Note 10. The merger did not result in a material adverse financial effect with regards to investment contracts as described in Note 4.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan Merger

During 2010, the Syncor International Corporation Employees’ Savings and Stock Ownership Plan (the “Syncor ESSOP”) was merged into the Plan, as permitted by the Plan document. The final settlement date for certain transactions associated with the merger was July 6, 2010.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Shareholder Securities Litigation against Cardinal Health / SEC Investigation

On and after July 2, 2004, multiple proposed class action complaints were filed and later consolidated against the Company and certain of its officers and directors, asserting claims under the federal securities laws (the “Cardinal Health federal securities litigation”). On May 24, 2007, the Company entered into a memorandum of understanding to settle the Cardinal Health federal securities litigation in exchange for a payment of $600 million. At all times, the defendants denied the violations of law alleged in the litigation, and the settlement reached was solely to eliminate the uncertainties, burden and expense of further protracted litigation. On November 14, 2007, the court entered final judgment.

On July 26, 2007, the Company announced a settlement with the Securities and Exchange Commission (“SEC”) that concluded, with respect to the Company, an SEC investigation relating principally to the Company’s financial reporting and disclosures (the “SEC Investigation”). For further information regarding the investigation, see the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended. The final judgment entered to resolve this matter, among other things, enjoined the Company from future violations of the federal securities laws and required the Company to pay a civil penalty of $35 million (which the Company paid) and retain an independent consultant to review certain company policies and procedures.

On December 22, 2009, net settlement proceeds totaling $3,868,059 from the Cardinal Health federal securities litigation and the SEC Investigation were allocated to the eligible class members’ individual plan accounts in the Plan.

In or about February 2011, residual net settlement proceeds totaling $1,119,464 from the Cardinal Health federal securities litigation were allocated to the eligible class members’ individual plan accounts in the Plan.

Contributions

Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.

Participants may elect to contribute up to 50% of their compensation (subject to certain limitations), as defined by the Plan. Participants who have or will attain at least age 50 by the end of the Plan year may elect to contribute up to an additional $5,500 during 2011 and 2010, as a catch-up contribution. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching contributions sufficient to meet the safe harbor requirements under the Code were made to each eligible participant. Specifically, the Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group.

The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Contributions (continued)

The Plan’s discretionary profit sharing contribution is known as the Company Performance Contribution (“CPC”), which is contingent upon the Company’s financial performance and can range from 0% to 4.0% of eligible compensation. To be eligible for the CPC, participants must be employed on the last day of the Company’s fiscal year, June 30. If financial performance goals are met, the CPC will be calculated on eligible compensation earned during the Company’s fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company’s fiscal years ended June 30, 2011 and 2010, the CPC was $28,148,273 and $49,967,913, respectively, and was deposited into participant accounts in August 2011 and 2010, respectively.

Participants direct the investment of their contributions in 1% increments into various investment options offered by the Plan. The Company’s matching, discretionary profit sharing, and special contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, any rollover contributions made by the participant and allocations of the Company’s contributions and Plan earnings. A participant is entitled to the benefit provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their elective deferral, safe harbor and qualified matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company’s discretionary, special and non-safe harbor contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined by the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to non-highly compensated participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined by the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, pursuant to guidelines determined by the Committee.

Forfeitures used to reduce Company contributions and pay reasonable expenses were $10,143,356 and $2,174,033 during 2011 and 2010, respectively. At December 31, 2011 and 2010, forfeited non-vested accounts were $109,756 and $3,689,400, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Notes to Financial Statements (continued)

1.	Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present certain investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Certain Plan investments are in the Master Trusts, while others are held in custody by Fidelity. Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts

This amount represents the difference between fair value and contract value of investment contracts that are considered fully benefit-responsive issued by insurance companies and banks.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3.	Investments

The fair values of individual assets held outside of the Master Trusts that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 were as follows. There were no investments held outside of the Master Trusts at December 31, 2010.

Mutual funds:
Pimco Total Return Fund	$185,369,892
Dodge & Cox Stock Fund	178,888,613
Fidelity Growth Company Fund	171,492,244
Vanguard Institutional Index Fund	162,220,865
Fidelity Diversified International Fund	136,683,061
Columbia Acorn USA Fund Z	124,349,991
CRM Mid Cap Value Fund	98,734,218
Cardinal Health, Inc. common shares	154,816,391

Net depreciation in the fair value of investments held outside of the Master Trusts was as follows for the year ended December 31, 2011. There were no investments held outside of the Master Trusts for the year ended December 31, 2010.

Mutual funds	$(70,311,423)
Common collective trust	(6,723,964)
Cardinal Health, Inc. common shares	9,357,253

Total net depreciation in the fair value of investments	$(67,678,134)

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts

Certain of the Plan’s investments are held in the Main Master Trust, Balanced Master Trust, and Stable Value Master Trust (collectively, the “Master Trusts”), which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. The Main Master Trust ceased existence effective January 1, 2011 as the other remaining Company sponsored retirement plan (the Syncor ESSOP) no longer held assets in the Main Master Trust. The Plan no longer holds investments in the Balanced Master Trust effective July of 2011, as a result of the replacement of the Cardinal Health Balanced Fund with the Cardinal Health custom target date funds. Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trusts is based on account balances of the participants and their elected investment funds. The Master Trusts’ assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan’s interest in the Master Trusts’ net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.

The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are investment grade.

Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 2.22% to 5.18% and 2.59% to 5.30% at December 31, 2011 and 2010, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.

For the years ended December 31, 2011 and 2010, the average yield for the investment contracts based on actual earnings was 2.10% and 2.84%, respectively.

For the years ended December 31, 2011 and 2010, the average yield adjusted to reflect the actual interest rate credited to participants was 2.99% and 3.43%, respectively.

Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which are considered outside the normal operations of the Plan, which the contract issuer reasonably determines to have a material adverse financial effect on the issuer’s interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

withdrawals, 4) Company’s inducement to participants to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan’s assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer’s reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable in the future.

Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the Plan or disqualification of the trust.

Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.

The assets held in the Master Trusts were as follows:

	December 31, 2011
	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$1,346,275	—
Common collective trusts	—	349,112,423
Guaranteed investment contracts	—	12,722,648
Cash and pending activity	(2,304)	(217,593)

Total net assets in Master Trusts at fair value	1,343,971	361,617,478
Bank wrappers at fair value	—	196,593
Adjustment from fair value to contract value	—	(12,691,734)

Total net assets in Master Trusts	$1,343,971	$349,122,337

Plan’s ownership percentage in:
Master Trusts	—	99%
Each investment held of the Master Trusts:
Mutual funds	—	—
Common collective trusts	—	99%
Other	—	99%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2010
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$968,881,599	$342,661,900	$—
Common collective trusts	9,352,009	—	329,176,008
Cardinal Health, Inc. common shares	145,468,910	—	—
Guaranteed investment contracts	—	—	17,938,912
Cash and pending activity	370,779	(27,886)	(61,496)

Total net assets in Master Trusts at fair value	1,124,073,297	342,634,014	347,053,424
Bank wrappers at fair value	—	—	644,328
Adjustment from fair value to contract value	—	—	(8,692,945)

Total net assets in Master Trusts	$1,124,073,297	$342,634,014	$339,004,807

Plan’s ownership percentage in:
Master Trusts	100%	99%	99%
Each investment held of the Master Trusts:
Mutual funds	100%	99%	—
Common collective trusts	100%	—	99%
Cardinal Health, Inc. common shares	100%	—	—
Other	100%	99%	99%

The investment income of the Master Trusts was as follows for the years ended:

	December 31, 2011
	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,915,331	$9,236,810
Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	13,156,835	—
Estimated fair value:
Common collective trusts	—	1,052,395

Total investment income	$16,072,166	$10,289,205

Plan’s investment income percentage	99%	99%

Notes to Financial Statements (continued)

4.	Assets Held in Master Trusts (continued)

	December 31, 2010
	Main Master Trust	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$20,493,918	$12,912,600	$10,014,624
Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	109,586,879	25,010,404	—
Cardinal Health, Inc. common shares	25,104,533	—	—

	134,691,412	25,010,404	—
Estimated fair value:
Common collective trusts	820,316	—	791,600

Net appreciation in the fair value of investments	135,511,728	25,010,404	791,600

Total investment income	$156,005,646	$37,923,004	$10,806,224

Plan’s investment income percentage	99%	99%	98%

Notes to Financial Statements (continued)

5.	Fair Value Measurements

ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds and common shares fair values are determined by applying the “market approach” and utilizing quoted market prices reported on the active market on which they are traded.

The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.

The fair values of investment contracts and contract wrappers issued by insurance companies and banks are estimated by applying the “income approach” and are based on discounting the related cash flows. See Note 4 for more information.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the assets held in the Master Trusts at fair value as of December 31, 2011 and 2010. The following tables do not include the Plan’s interest in assets held outside of the Master Trusts because that information is disclosed separately below:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$275,835	$—	$—	$275,835
Income	499,268	—	—	499,268
International	470,216	—	—	470,216
Small cap	100,956	—	—	100,956

Total mutual funds	1,346,275	—	—	1,346,275

Common collective trusts:
Fixed income (a)	—	293,248,667	—	293,248,667
Stable value (b)	—	55,863,756	—	55,863,756

Total common collective trusts	—	349,112,423	—	349,112,423

Guaranteed investment contracts	—	12,722,648	—	12,722,648
Bank wrappers	—	—	196,593	196,593
Cash and pending activity	—	(219,897)	—	(219,897)

Total assets at fair value	$1,346,275	$361,615,174	$196,593	$363,158,042

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$541,525,739	$—	$—	$541,525,739
Income	263,691,614	—	—	263,691,614
International	214,637,426	—	—	214,637,426
Small cap	148,292,128	—	—	148,292,128
Mid-cap	143,137,310	—	—	143,137,310
Short term	259,282	—	—	259,282

Total mutual funds	1,311,543,499	—	—	1,311,543,499

Common collective trusts:
Fixed Income (a)	—	300,139,781	—	300,139,781
Stable Value (b)	—	29,036,227	—	29,036,227
International (c)	—	9,352,009	—	9,352,009

Total common collective trusts	—	338,528,017	—	338,528,017

Cardinal Health, Inc. common shares	145,468,910	—	—	145,468,910
Guaranteed investment contracts	—	17,938,912	—	17,938,912
Bank wrappers	—	—	644,328	644,328
Cash and pending activity	—	281,397	—	281,397

Total assets at fair value	$1,457,012,409	$356,748,326	$644,328	$1,814,405,063

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.
(b)	This category primarily invests in investment contracts, including traditional GICs and security-backed contracts issued by insurance companies and other financial institutions.
(c)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Master Trusts as of December 31, 2011:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$525,655,656	$—	$—	$525,655,656
Income	185,369,892	—	—	185,369,892
International	228,999,473	—	—	228,999,473
Small cap	140,952,751	—	—	140,952,751
Mid-cap	98,734,218	—	—	98,734,218
Short term	64,961	—	—	64,961

Total mutual funds	1,179,776,951	—	—	1,179,776,951

Common collective trusts:
Fixed income (a)	—	32,112,168	—	32,112,168
International (b)		46,599,697		46,599,697
Emerging markets (c)	—	5,015,257	—	5,015,257

Total common collective trusts	—	83,727,122	—	83,727,122

Cardinal Health, Inc. common shares	154,816,391	—	—	154,816,391

Total assets at fair value	$1,334,593,342	$83,727,122	$—	$1,418,320,464

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.
(b)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.
(c)	The investment objective of this category is to generate an attractive return relative to the JP Morgan Emerging Markets Bond Index Global through investments in a diversified portfolio of emerging markets debt and currency instruments by investing principally in the CIF II Opportunistic Emerging Markets Debt Portfolio.

Notes to Financial Statements (continued)

5.	Fair Value Measurements (continued)

The following tables set forth a summary of changes in the fair value of the Stable Value Master Trust’s Level 3 assets (bank wrappers) for the years ended December 31, 2011 and 2010:

2011
Bank wrappers
Balance, beginning of year	$644,328
Unrealized loss	(447,735)

Balance, end of period	$196,593

2010
Bank wrappers

Balance, beginning of year	$313,449
Unrealized gain	330,879

Balance, end of year	$644,328

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 17, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Effective January 1, 2011, the Plan was amended and restated to comply with recent changes in the Code and certain legislative and regulatory changes. On January 27, 2012, the Company submitted documentation in application for a favorable determination letter for the amended and restated Plan. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions and is currently under a routine examination by the IRS for the 2008 Plan Year. The plan administrator believes it is no longer subject to income tax examination for years prior to 2008.

Notes to Financial Statements (continued)

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Parties-in-Interest

Certain Plan investments held by the Plan at December 31, 2011 and held by the Main Master Trust at December 31, 2010, were shares of mutual funds managed by Fidelity. Fidelity serves as the trustee as defined by the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.

The Plan’s holdings of $154,816,391 and $145,468,910 of Cardinal Health, Inc. common shares were held by the Plan at December 31, 2011 and held by the Main Master Trust at December 31, 2010, respectively.

10.	Asset Transfers

The following net assets available for benefits were transferred into the Plan during 2011 and 2010:

December 30, 2011	Assets transferred in from Kinray Plan	$6,086,143

	Net assets transferred from other qualified plans during 2011	$6,086,143

May 28, 2010	Assets transferred in from Syncor ESSOP	$79,271,508
May 28, 2010	Participant loans transferred in from Syncor ESSOP	2,083,420
June 15, 2010	Inter-plan transfers between Cardinal Health, Inc. qualified plans	(887)

	Net assets transferred from other qualified plans during 2010	$81,354,041

Notes to Financial Statements (continued)

11.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$1,832,547,603	$1,856,624,765
Amounts allocated to withdrawing participants	—	(369,826)
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts*	11,405,304	7,360,368

Net assets available for benefits per Form 5500	$1,843,952,907	$1,863,615,307

* Amount differs from the adjustment presented on the Statements of Net Assets Available for Benefits as CCTs held by the Plan are recorded at fair value for Form 5500 purposes while they are recorded at contract value for financial statement purposes, and GICs are reported at contract value for both financial statement and Form 5500 purposes.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2011
Net (decrease) increase in assets per the financial statements	$(24,077,162)
Net investment income difference between fair value and contract value	4,044,936
Amounts allocated to withdrawing participants—prior year	369,826
Net assets transferred from other qualified plans	(6,086,143)

Net (loss) income per Form 5500	$(25,748,543)

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

2011
Benefits paid to participants per the financial statements	$165,522,897
Corrective distributions	(11,405)
Deemed distributions of participant loans	(125,989)
Amounts allocated to withdrawing participants—prior year	(369,826)

Benefits paid to participants per Form 5500	$165,015,677

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.

Cardinal Health 401(k) Savings Plan

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2011

EIN: 31-0958666        Plan Number: 055

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Pimco Total Return Fund	17,051,807 shares	$185,369,892
	Dodge & Cox Stock Fund	1,760,021 shares	178,888,613
**	Fidelity Growth Company Fund	2,120,067 shares	171,492,244
	Vanguard Institutional Index Fund	1,410,126 shares	162,220,865
**	Fidelity Diversified International Fund	5,355,919 shares	136,683,061
	Columbia Acorn USA Fund Z	4,608,969 shares	124,349,991
	CRM Mid Cap Value Fund	3,787,273 shares	98,734,218
	Blackrock Global Allocation Fund	2,860,397 shares	52,173,648
	Pimco All Asset Fund	3,478,752 shares	40,142,764
	Vanguard Small Cap Index Fund	494,239 shares	16,602,760
	Spartan Total Market Index Fund	361,405 shares	13,053,934
**	Fidelity Money Market Fund	64,691 shares	64,961

	Common/collective trusts:
	SSGA Global Equity EX-US	3,136,759 units	46,599,697
	BlackRock Institutional Trust Company U.S. Treasury
	Inflation Protected Securities Non-Lendable Fund F	1,749,391 units	21,779,909
	Loomis Sayles High Yield Conservative Trust	728,137 units	10,332,259
	Wellington Trust Company CIF II Opportunistic
	Emerging Markets Debt Portfolio (Series 1)	485,672 units	5,015,257

	Common shares:
**	Cardinal Health, Inc.	3,812,273 shares	154,816,391

	Loans:
**	Participant loans	Interest rates ranging from 4.0% to 11.5%	59,506,444
		with varying maturity dates through 2026

	Total		$1,477,826,908

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest.

Cardinal Health 401(k) Savings Plan

Schedule G, Part III: Nonexempt Transactions

For the Year Ended December 31, 2011

EIN: 31-0958666 Plan Number: 055

(a) Identity of party involved		(b) Relationship to plan, employer, or other party-in-interest
Cardinal Health, Inc.		Plan sponsor

(c) Description of transactions including maturity date, rate of interest, collateral, par or maturity value

During 2010, expenses totaling $41,408 of the Plan sponsor were improperly paid by the Plan. The Plan sponsor corrected this nonexempt transaction by reimbursing the Plan with interest of $987 in May 2011.

(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction
-	-	-	-

(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction
41,408	42,395	-

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH 401(k) SAVINGS PLAN

Date: June 21, 2012	/s/ Kendell Sherrer
Kendell Sherrer
Financial Benefit Plans Committee Member